Exhibit 4 (F)
ANCHOR NATIONAL LIFE INSURANCE COMPANY

ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

        This Endorsement amends the Contract or Certificate (“Contract”) to which it is attached so that it may qualify as a Roth Individual Retirement Annuity (“IRA”) under Section 408(A) of the Internal Revenue Code (“Code”) and Regulations under that Section. The Endorsement may be amended from time to time to comply with changes in the Internal Revenue Code. The Owner or Participant (“Individual”) has the right to refuse to accept any such amendment; however, We shall not be held liable for any tax consequences incurred by the Individual as a result of such refusal. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The Contract is amended as follows:

        1.  EXCLUSIVE BENEFIT.    The Contract is established for the exclusive benefit of the Individual or his/her beneficiaries. The Individual’s interest in the Contract is nonforfeitable and nontransferable.

        2.  (a)  MAXIMUM PERMISSABLE AMOUNT.    Except in the case of a qualified rollover contribution or a recharacterization (as defined in (f) below), no contribution will be accepted unless it is in cash and the total of such contributions to all the Individual’s Roth IRAs for a taxable year does not exceed the applicable amount (as defined in (b) below), or the Individual’s compensation (as defined in (h) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the Individual’s compensation is referred to as a “regular contribution.” A “qualified rollover contribution” is a rollover contribution that meets the requirements of § 408(d)(3) of the Internal Revenue Code, except the one-rollover-per-year rule of § 408(d)(3)(B) does not apply if the rollover contribution is from an IRA other than a Roth IRA (a “non-Roth IRA”). Contributions may be limited under (c) through (e) below.

        (b)  APPLICABLE AMOUNT.    The applicable amount is determined under (i) or (ii) below:

        (i)  If the Individual is under age 50, the applicable amount is $3,000 for any taxable year beginning in 2002 through 2004, $4,000 for any taxable year beginning in 2005 through 2007 and $5,000 for any taxable year beginning in 2008 and years thereafter.

        (ii)  If the Individual is 50 or older, the applicable amount is $3,500 for any taxable year beginning in 2002 through 2004, $4,500 for any taxable year beginning in 2005, $5,000 for any taxable year beginning in 2006 through 2007 and $6,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limits in paragraph (b)(i) and (ii) above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code § 219(b)(5)(C). Such adjustments will be in multiples of $500.

        (c)  REGULAR CONTRIBUTION LIMIT.    If (i) and/or (ii) below apply, the maximum regular contribution that can be made to all the Individual’s Roth IRAs for a taxable year is the smaller amount determined under (i) or (ii).

        (i)  The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income (“modified AGI,” defined in (g) below) in accordance with the following table:

Filing Status	Full Contribution	Phase-out Range Modified AGI	No Contribution
Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more
Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more
Married—Separate Return	$0	Between $0 and $10,000	$10,000 or more

        If the Individual’s modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200.

        (ii)  If the Individual makes regular contributions to both Roth and non-Roth IRAs for a taxable year, the maximum regular contribution that can be made to all the Individual’s Roth IRAs for that taxable year is reduced by the regular contributions made to the Individual’s non-Roth IRAs for the taxable year.

        (d)  QUALIFIED ROLLOVER CONTRIBUTION LIMIT.    A rollover from a non-Roth IRA cannot be made to this IRA if, for the year the amount is distributed from the non-Roth IRA, (i) the Individual is married and files a separate return, (ii) the Individual is not married and has modified AGI in excess of $100,000 or (iii) the Individual is married and together the Individual and the Individual’s spouse have modified AGI in excess of $100,000. For purposes of the preceding sentence, a husband and wife are not treated as married for a taxable year if they have lived apart at all times during that taxable year and file separate returns for the taxable year.

        (e)  SIMPLE IRA LIMITS.    No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to § 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Individual first participated in that employer’s SIMPLE IRA plan.

        (f)  RECHARACTERIZATION.    A regular contribution to a non-Roth IRA may be recharacterized pursuant to the rules in § 1.408A-5 of the regulations as a regular contribution to this IRA, subject to the limits in (c) above.

        (g)  MODIFIED AGI.    For purposes of (c) and (d) above, an Individual’s modified AGI for a taxable year is defined in § 408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover from a non-Roth IRA (a “conversion”).

        (h)  COMPENSATION.    For purposes of (a) above, compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in § 401(c)(2) (reduced by the deduction the self-employed Individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, § 401(c)(2) shall be applied as if the term trade or business for purposes of § 1402 included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term “compensation” shall include any amount includible in the Individual’s gross income under § 71 with respect to a divorce or separation instrument described in subparagraph (A) of § 71(b)(2). In the case of a married Individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse’s compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a deductible contribution to a non-Roth IRA.

        3.  No amount is required to be distributed prior to the death of the Individual for whose benefit the contract was originally established.

        4.  (a)  Notwithstanding any provision of this IRA to the contrary, the distribution of the Individual’s interest in the IRA shall be made in accordance with the requirements of Code § 408(b)(3), as modified by § 408A(c)(5), and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under section 4c must satisfy the requirements of Code § 408(a)(6), as modified by § 408A(c)(5), and the regulations thereunder, rather than the distribution rules in paragraphs (b), (c), (d) and (e) below.

        (b)  Upon the death of the Individual, his or her entire interest will be distributed at least as rapidly as follows:

        (i)  If the designated beneficiary is someone other than the Individual’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Individual’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Individual’s death, or, if elected, in accordance with paragraph (b)(iii) below.

        (ii)  If the Individual’s sole designated beneficiary is the Individual’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Individual’s death (or by the end of the calendar year in which the Individual would have attained age 70½, if later), over such spouse’s life, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

        (iii)  If there is no designated beneficiary, or if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Individual’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (b)(ii) above).

        (iv)  Life expectancy is determined using the Single Life Table in Q&A-1 of § 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(i) or (ii) and reduced by 1 for each subsequent year.

        (c)  The “interest” in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of § 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

        (d)  For purposes of paragraph (b)(ii) above, required distributions are considered to commence on the date distributions are required to begin to the surviving spouse under such paragraph. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of § 1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

        (e)  If the sole designated beneficiary is the Individual’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

        5.  The Contract does not require fixed contributions.

        Any refund of premiums (other than those attributable to excess contributions) arising under the Contract will be applied before the close of the calendar year following the year of the refund as contributions toward the Contract.

        6.  The issuer of a Roth individual retirement annuity shall furnish annual calendar year reports concerning the status of the annuity.

        7.  In the absence of federal legislative action, one or more of the provisions of the Code that are reflected in this Endorsement will automatically expire on January 1, 2011. In the event of such automatic expiration, such provisions shall cease to apply under this Endorsement.

        In the event of any conflict between the terms of this Contract and any sections of the Code applicable to Code Section 408A annuities, the Code will govern. The Company is not liable for any tax or tax penalties paid by any party resulting from failure to comply with the Code and any rulings, regulations, and requirements thereunder relating to this Contract. The Company may amend this Endorsement or the Contract to which it is attached at any time and from time to time to conform to applicable changes in the Code or state insurance laws, and any rulings, regulations, or requirements promulgated thereunder

        All other terms and conditions of the Contract remain unchanged.

ANCHOR NATIONAL LIFE INSURANCE COMPANY

By:	/s/ CHRISTINE A, NIXON	By:	/s/ JAN W. GREER
	Christine A, Nixon Secretary		Jana W. Greer President

3